UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 1-16-03
1-434

03010036

February 4, 2003

William R. Mordan
The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315

Act 1934
Section
Rule 14A-8
Public Availability 2/4/2003

Re: The Procter & Gamble Company
Incoming letter dated January 16, 2003

Dear Mr. Mordan:

This is in response to your letter dated January 16, 2003 concerning the shareholder proposal submitted to Procter & Gamble by Dr. Roberta G. Rubin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Lawrence Parks
P.O. Box 625, FDR Station
New York, NY 10150

P&G Legal

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315
www.pg.com

16 January 2003

Via Certified Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: The Procter & Gamble Company
Commission File No. 1-434
Proxy Proposals by Dr. Roberta G. Rubin

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended.

The Company has received a proposal (the "Proposal") from a shareholder, Dr. Roberta G. Rubin, for inclusion in the Company's Proxy Statement for its 2003 annual meeting of shareholders. The Company requests the agreement of the Staff that it will not recommend any enforcement action if the Company omits the Proposal.

Please find enclosed six copies of the Proposal. A copy of this entire submission has been mailed to Dr. Rubin, as well as to her attorney-in-fact, Dr. Lawrence Parks. To the extent required by Rule 14a-8(j), this letter constitutes a supporting opinion of counsel.

The Proposal:

Dr. Rubin's proposes that the Company shareholders approve a resolution providing support for a non-profit organization called "Foundation for the Advancement of Monetary Education" (FAME) and its Global Currency Initiative (GCI). Upon review of the materials submitted by Dr. Rubin and the website referenced in the Proposal, FAME appears to be an organization espousing the return of the gold standard globally and the end of the existing monetary system.

In her cover letter, Dr. Rubin appoints Dr. Lawrence Parks as her attorney-in-fact. Dr. Parks is the Executive Director and chief proponent of FAME and, judging from the context of the

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Proposal and related materials, it appears that Dr. Parks is the true draftsman of this Proposal. For that reason, we will refer to this Proposal as if it were submitted directly by Dr. Parks.

In Dr. Parks's Proposal, the Company would be required to meet the following obligations:

1. Send at least one corporate officer to FAME sessions on the GCI three times per year;
2. Pay for the distribution of FAME's report on the GCI to Company employees, the Board of Directors, shareholders, suppliers, and the public via the Internet by FAME; and
3. Make a financial contribution to FAME in an amount determined by Company management.

A separate item in the draft resolution does not appear to involve any action by the Company but merely states what would theoretically happen as a result of FAME's GCI initiative ("... a new monetary structure ... will be proposed to the Administration, to the Congress, and to the media ...").

Grounds for Exclusion:

By this letter, the Company is not offering an opinion on Dr. Parks's theories, although the Company reserves the right to do so at a later time. In this correspondence, the Company only takes issue with the means by which Dr. Park is attempting to move forward with the solicitation of support for FAME and the advertisement of his theories. In that regard, we believe Dr. Parks's Proposal should be excluded from the Company's proxy solicitation materials for the following reasons:

1. The Proposal may be omitted under Rule 14a-8(i)(7) as it relates to the Company's ordinary business operations.

Dr. Parks's Proposal is essentially a request to support a charitable organization. The primary effect of his Proposal would be to increase the financial and public standing of FAME through the attendance of Company officers at regular FAME meetings, distribution of FAME materials at the Company's expense, as well as direct funding of his organization.

Rule 14a-8(i)(7) permits the Company to exclude a shareholder Proposal that relates to the Company's ordinary business operations. The Company is incorporated under the laws of the State of Ohio and under Ohio law the making of donations and contributions are statutorily recognized parts of the Company's normal course of business (*see* ORC 1701.13(D)). As part of the normal business process, the Company has established a non-profit legal entity, the P&G Fund, to receive requests for assistance and oversee the distribution of some of the Company's charitable contributions. In addition, Company executives and officers provide leadership and organizational support to key charities in furtherance of these goals. Attached to this letter is a report for the P&G Fund, outlining how the Company made more than $77 million in charitable contributions in the fiscal year 2001-02 alone (*see* Exhibit 1).

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In addressing the applicability of Rule 14a-8(i)(7) to these types of shareholder proposals, the Staff issued a no-action letter at the request of the Schering-Plough Corporation on March 4, 2002 (2002 SEC No-Act. Lexis 290). In that letter, the Staff stated that shareholder proposals regarding charitable contributions directed to specific types of organizations may be excluded under Rule 14a-8(i)(7). The Staff's well-reasoned decision in *Schering-Plough* was based on a long series of similar proposals and exclusions. (*See also, Delta Air Lines, Inc.*, July 29, 1999 (1999 SEC No-Act. Lexis 650); *Pacific Telesis Group*, January 22, 1997 (1997 SEC No-Act. 127); *Minnesota Mining & Manufacturing Company*, January 3, 1996 (1996 SEC No-Act. Lexis 13); *Wells Fargo & Company*, January 26, 1993 (1993 SEC No-Act. Lexis 86)).

In the case presented here, the Company's situation is identical to the corporate and state law setting from *Schering-Plough* and the facts are structurally the same as the letters cited above. As a part of the normal business operations of an Ohio company, the everyday decisions of making charitable contributions should not be subject to the shareholder proposal system and Dr. Parks's Proposal may be excluded.

2. The Proposal may be omitted under Rule 14a-8(i)(5) as it is not relevant to the Company.

Dr. Parks's Proposal is not relevant to the Company and meets both requirements for exclusions under Rule 14a-(8)(i)(5): it affects less than five percent of the total assets, net earning and gross sales of the Company and is not otherwise significantly related to the Company's business.

a. The Proposal affects less than five percent of Company's net earnings

In the Proposal, Dr. Parks states that volatility in the free floating currency exchange market "wreaks havoc on Procter & Gamble's revenues and profits, reduces [its] planning horizon, reduces [its] market capitalization, and results in unacceptable enterprise risk…." Dr. Parks's solution, according to his website, is to return to the gold standard globally and end the current legal tender system. It appears that Dr. Parks believes that the gold standard would benefit the Company by bringing a fixed exchange rate to all global transactions.

The currency fluctuations referenced in Dr. Parks's Proposal have less than a five percent impact on Company earnings. The Company utilizes advanced currency hedging strategies to offset the vast portion of any currency exchange impact. We plan for and adapt to currency fluctuations and describe these hedging systems in our annual filings with the Commission (*See* The Annual Report for the Procter & Gamble Company for the Year Ended June 30, 2002, filed on form 10K, note 7). Under our current systems, the Company maintains the currency exchange profit risk to less than $125 million at a 95% statistical confidence level. The historical earnings losses due to currency fluctuations are actually far less: $16 million for the 2001-02 fiscal year, $60 million for 2000-01, and $34 million in 1999-2000. These amounts are well below five percent of the Company's net earnings, which in the last fiscal year was $4.352 billion (*See id* at Consolidated Statement of Earnings).

These hedging systems are designed to protect the earnings of the Company by offsetting the negative impact of currency market fluctuations. As the numbers above illustrate, P&G's currency hedging strategies have been consistently successful. These hedging systems are not designed to affect changes in assets or sales of the Company globally, nor should they. Pricing frequently offsets changes in sales. Changes on the balance sheet only affect the net assets, and are held in shareholder equity.

Because of these currency hedging systems, the exchange rate fluctuations that Dr. Parks derides have a very small impact on the Company, with the overall effect to earnings being notably less than the five percent standard set in Rule 14a-8(i)(5). Such a small component of the Company's operations, therefore, are not significant under this rule (*See J.P. Morgan & Co., Inc.*, February 5, 1999 (1999 SEC No-Act. Lexis 155)).

b. The Proposal is not otherwise significantly related to the Company's business

Aside from the minimal financial impact on the Company, the world's current currency exchange system is not otherwise significantly related to the Company's business. The history and merits of the gold standard are macroeconomic topics, appropriately debated by economic historians or within the Federal Reserve, the International Monetary Fund, and the World Bank. The gold standard, and whether all the world's currencies could be fixed on a gold-based exchange rate, is not a topic appropriately debated within the Company or with its shareholders. The Company has no involvement in historic discussions about monetary policy and should not be called upon to present such an issue to its shareholder's for review (*See Eli Lilly and Company*, February 2, 2000 (2000 SEC No-Act. Lexis 93) (debate on human fetus research not relevant)).

This is not the first attempt by Dr. Parks to gain support for his beliefs through the shareholder proposal system. His previous attempts to secure funding came at the expense of time and energy from mining companies registered with the Commission (*Battle Mountain Gold Company*, March 11, 2000 (2000 SEC No-Act. Lexis 344); *Newmont Mining Corporation*, January 13, 2000 (2000 SEC No-Act. Lexis 24)). While one could argue that a macroeconomic topic like the gold standard is relevant to a company that actually mines for gold, it is much more difficult to link the gold standard to the immediate interests of a company like Procter & Gamble that manufactures soap, bathroom tissue, and other household items. The Company's role is such an academic discussion is one of a passive observer, at best.

As the Proposal relates to operations that account for less than five percent of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business, it should be excluded under Rule 14a-8(i)(5).

3. The Proposal may be omitted under Rule 14a-8(i)(4) as it relates to a personal benefit or interest.

Dr. Parks's FAME website (www.fame.org) provides a great deal of information about his organization and his personal views that the current global monetary system is fraudulent,

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unconstitutional, illegal, and subject to inevitable collapse. The debate over the gold standard, however, dates back to the 1820s and was laid to rest over thirty years ago. It is not the subject of significant current discussion, in spite of the vehemence with which Dr. Parks presents his opinion.

Dr. Parks's submission to the Company is an attempt to raise awareness of his organization, disseminate his opinions, and force the Company to pay for these activities. Dr. Parks is using the shareholder resolution system to obtain free distribution of his thesis on monetary policy and attract attention to his website, a goal he obtains regardless of the success or failure of his Proposal. This is an improper use of the shareholder proposal system as it is a means to obtain publicity and thus a personal benefit from the system itself.

Dr. Parks's proposed debate over the gold standard and the ills of our current monetary system is not a topic of interest for the shareholders at large. The mere act of publishing his Proposal in the Company's proxy soliciting materials rewards Dr. Parks with easy and free dissemination of his ideas, which is a personal and special interest subject to Rule 14a-8(i)(4). While Dr. Parks may have drafted the Proposal in such a way that it could be interpreted to be of general interest of all shareholders, it is merely a way for him to further the distribution and publicity for his gold standard theories. In the words of the Commission, private interests of this type are not an appropriate subject for shareholder proposals:

> [The Rule] is intended to provide security holders a means of communicating with other security holders on matters of interest to them as security holders. It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.

(Exchange Act Release No. 34-19135, October 14, 1982 (1982 SEC Lexis 691) (commenting on the prior version of the Rule, Rule 14-8(c)(4)); *see also Long Island Lighting Co.*, February 24, 1982 (1982 SEC No-Act. Lexis 2007); *Station Casinos, Inc.*, October 15, 1997 (1997 SEC No-Act.Lexis 944); *Westinghouse Electric Corporation*, December 6, 1985 (1985 SEC No-Act. Lexis 2822)).

Conclusion

While Dr. Parks's presents an issue that is obviously very important to him and his organization, the present operation of our global currency exchange system and the return of the gold standard is not a subject appropriately presented as a shareholder proposal in the Company's 2003 proxy solicitation materials. The Commission's rules provide for the exclusion of this Proposal as it relates to the Company's ordinary business operations, it not relevant to any significant part of the Company's operations, and is merely Dr. Parks's personal and special interest, for which he is seeking support and publicity.

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For these reasons, the Company respectfully requests that the Staff agree that the Company may omit the Proposal from its proxy materials for the 2003 annual meeting of shareholders.

Sincerely,

William R. Mordan

Enclosure

cc: Dr. Roberta G. Rubin
Dr. Lawrence Parks

Roberta G. Rubin
10 Woodland Avenue
Glen Ridge, NJ 07028

Rec'd TLO SEP 0 9 2002

August 25, 2002

Corporate Secretary
Proctor & Gamble
1 Proctor & Gamble Plaza
Cincinnati, OH 45202

Dear Sir:

I am the owner of **35** shares of Proctor & Gamble stock. I have owned this stock for more than one year.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I or my agent will attend the stockholders' meeting to move the resolution as required by SEC rules. I plan to continue to hold shares in the company through the stockholders meeting.

I hereby appoint Dr. Lawrence Parks as my attorney in fact for all matters relating to this Resolution, and authorize him to represent me at the Annual Meeting of Shareholders.

Please feel free to contact Dr. Parks at 212-818-1206 (PO Box 625, FDR Station, New York, NY 10150) if you have any questions about this resolution.

Sincerely,

Enclosure

Cc Dr. Lawrence Parks

Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on Proctor & Gamble's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of Proctor & Gamble that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative[tm], (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by Proctor & Gamble at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. Proctor & Gamble to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp

P&G

Exhibit 1

2002 Contributions Report

Fiscal Year July 1, 2001 - June 30, 2002







P&G's Corporate Citizenship Reflects the Company's Culture

P&G's Contributions and Community Relations programs advance the Company's mission of improving the lives of the world's consumers. That focus became even clearer as we turned our attention to responding to the events of September 11, 2001.

Perhaps like no other event, September 11th has served to bring the diverse cultures of our world together with the common purpose of helping and understanding each other. To this end, P&G provided over $4 million in support of recovery and relief efforts. This included cash gifts and product donations. The P&G Fund also contributed to UNICEF to help with relief efforts in Afghanistan and other parts of Central Asia. Employees from 24 countries made personal contributions to supplement the Fund's gift.

This response reflects the P&G culture. Since its founding, P&G has placed a priority on using resources to help build our communities into prosperous, vibrant places. The volunteer leadership of P&G employees, who can be counted on to help with virtually every significant community project, greatly enhances the effectiveness of our contributions.

P&G continues to focus our Contributions and Community Relations support on two key areas: education and improving the quality of life in our communities. These choices are based on the Company's values and principles and our assessment of where we can make a meaningful difference. As this report shows, we are committed to making a difference in all our communities – from India to Kenya, from Canada to Brazil, from France to Australia. Around the world, P&G and its employees strive to improve lives everyday.

For more information about P&G contributions and community activity, please visit our web site at www.pg.com/community.

Charlotte R. Otto

Charlotte R. Otto
President, The P&G Fund
P&G Global External Relations Officer

P&G Global Contributions for Fiscal Year 2001-2002
(All monetary amounts in this report are in U.S. dollars.)

Non-Promotion Related Cash Contributions	
Education	$17,041,454
Health & Human Services	12,525,559
Civic / Culture / Environment	7,850,061
Other	3,638,803
Total Non-Promotion Related Cash Contributions	41,055,877
Promotion Related Cash Contributions	14,678,344
In-Kind / Product Contributions	22,012,709
Total P&G Contributions	**77,746,930**

(Amounts do not include employee contributions, volunteer time or administrative expenses.)

The following pages demonstrate how P&G in many ways and in many lands improves lives everyday.



September 11 Response

P&G and its employees around the world responded quickly to help the survivors' and victims' families of the tragic terrorist attacks of September 11, 2001. Following are just a few of the ways the Company and employees helped victims and each other through this horrific event.

P&G donated $2 million to The September 11 Fund, established by the United Way, for use in helping the families that had been most affected by the events in New York, Pennsylvania and Washington, D.C. Other donations included a gift of $250,000 to the American Red Cross Disaster Relief Fund for use in New York and Washington and another $17,000 to smaller organizations that helped in the relief efforts.

Separately, the Company made more than $1.5 million in product contributions, including the following brands:

Bounty, Charmin, Iams, Jif, Millstone coffee and portable brewing stations, Olay Facials, Old Spice, Pampers Baby Wipes, Pepto-Bismol, Pringles, Puffs, PUR faucet mounts, Sunny Delight, Tempo tissues, ThermaCare, Vicks VapoRub

P&G's Iams Company donated more than five tons of Eukanuba dog and cat foods to feed search and rescue dogs, bomb squad and police canine units, and pets lost or left stranded by the disaster. In addition, P&G's manufacturing plants donated respirators, masks, filters, gloves and batteries.

Beyond the relief efforts to targeted areas of the terrorist attacks, P&G contributed $100,000 to the U.S. Fund for UNICEF to help children caught in the emergency situation in Afghanistan and Central Asia. As this gift was announced to employees, they were encouraged to make a personal donation to the fund. In less than a month, employees from 24 countries had donated over $15,000.

P&G has also helped engage communities in discussions related to tolerance. For example, P&G co-sponsored a panel discussion, "Appreciating Differences – Religions of the Book – Christianity, Islam, Judaism" at Xavier University in Cincinnati, Ohio, USA. The several hundred attendees overflowed the capacity of the room as people came together to learn about cultures different from their own.

Because of the importance of discussing these issues with young people, P&G has created and distributed *Global Visions* in the U.S., a series of curriculum supplements, free to high school social studies educators and their students. The latest edition deals directly with issues related to September 11 and the importance of understanding and appreciating global diversity using articles, case studies and classroom activities.

Remembering September 11

Helping Children Get off to a Better Start in Australia

In Australia, P&G formed a partnership with Save the Children to provide a better start for Australia's most vulnerable children (indigenous groups, urban poor and children in remote areas). P&G helped raise enough money to fund sustainable community programs that are managed by Save the Children by contributing a portion of Company sales to the *Better Start* program. In 2001, the P&G/Save the Children partnership received the Prime Minister's Award for Excellence in Community-Business Partnerships.

A Better Start
for our most vulnerable children

Improving the Quality of Education for Children in Brazil

P&G's Louveira plant in Brazil adopted and renovated a school in the local community as part of a program known as *Rali Comunitário*. More than 35 P&G employees volunteered their time in areas such as technology, construction, gardening, and design. One group of employees was even responsible for entertaining the children while the school was being renovated, through such activities as visiting museums, touring the P&G plant and receiving medical examinations.

Benefits for the school included a computer in each classroom and the library, 300 new books for the library, grass planted around the school, improved playground equipment, new painting around the school, a better equipped kitchen, training for the school cook on the prevention of micro-contamination of food, and the donation of equipment such as science study and lab kits, multi-media study kits, school supplies and sports equipment.

The students and teachers are not only pleased to have the new equipment, but they now look forward to coming to school in an environment that makes learning fun.



Improving Healthcare for Mothers and Children in Canada

P&G's feminine care manufacturing plant in Belleville, Ontario, Canada pledged nearly $650,000 to the Belleville General Hospital – the single largest donation that P&G Canada has made to a non-profit organization.

The plant was able to link cost savings from P&G's safety program to community investment. Reduced injuries help reduce Workers Compensation costs, and the "savings" were donated to the local hospital's fundraising program. This was a highly motivating factor for plant employees to give back to their community through improved safety behavior.

As a result of this program, the manufacturing site achieved nearly $650,000 in savings. Plant employees donated these savings to Belleville's *Excellence for Life* campaign.

P&G's donation established the P&G Family Centre, a Maternal and Child Care Unit of the hospital to improve the lives of newborns, mothers and children for years to come.





Helping Chileans Recover from Disaster

In June 2002, Chile experienced its heaviest rainfall in almost 80 years. Flooding devastated the lives of thousands of families, especially those living in poverty.

A team of local P&G employees organized themselves to help rebuild the lives of those who lost so much to the flood. To support those in crisis, employees collected food, clothing and money, which P&G matched. In addition, employees worked to quickly donate over 300,000 diapers and nearly 10,000kg of laundry detergent, along with many other products to improve the quality of life for the citizens who took refuge at temporary shelters. These efforts helped flood victims rise above their circumstances, get the support they needed and get on the road to recovery.

Fostering Hope in Western China through Healthcare Success in Eastern China

In 1995, P&G's Safeguard and Crest brands introduced the School Education Program in eastern China. Since then, over 80 million students and their parents have benefited from the program, which has reached over 500 cities, counties and rural areas. Students in the eastern part of China have accepted the personal health habits taught and encouraged by the program.

In 2001, the Safeguard and Crest brands made a donation of $240,000 to the Ministry of Health to support the expansion of the Heath Education program into western China. The fund will be used to provide teaching materials and facilities for the program.

Safeguard Antibacterial

Crest

Letting the Sunshine in France

To combat poverty in France, P&G supports *Du Soleil dans les Murs* (Let The Sunshine In), part of the French charity, Fondation de France. This program aims to improve the standard of living of the more than one million people living in unfit dwellings, of which 650,000 have no hot water and 33,000 have no running water at all. P&G donates a portion of sales to *Du Soleil dans les Murs* from the following brands: Ace Antikal, Alldays, Always, Ariel, Bonux, Crest Spinbrush, Dash, Mr. Propre, Pampers, Pantene, Pringles, Sunny Delight, Swiffer, Tampax and Vizir.

P&G employees are also contributing to the success of the program by organizing extra fund-raising events and holding in-store demonstrations of participating brands to raise consumer participation in the program. Not including these volunteer efforts, P&G has contributed more than $500,000 to improve housing conditions in France's poorest communities.

Before



DU SOLEIL DANS LES MURS

After





P&G helped women rebuild their homes with earthquake-resistant technology.

Helping Earthquake Victims in India Rebuild Their Lives

In 2001, the Kutch district (Gujarat, west India) suffered the world's worst earthquake. Thirteen thousand people died, and hundreds of thousands were left homeless. In response to this devastation, P&G's spirit of community citizenship brought employees from around the world together.

Within six months, P&G employees from around the world had donated nearly $100,000. The donations were used for long-term sustainable development of small, remote communities that were beyond the help of others. The gift went to help people rebuild their homes with earthquake-resistant methods. Four community centers were also built to cater to the needs of 22,500 people. These centers provide infrastructure for schools, health centers and credit savings groups for entrepreneurial opportunities like starting a grocery store, flour mill, tailoring, etc.

According to Ms. Prema Gopalan, Director of Swayam Shikshan Prayog (a Non-Governmental Organization working for the underprivileged in India), "Unlike other donors, P&G has uniquely contributed by building community assets that will ensure long-term development of the affected communities. It is due to P&G's genuine ownership, commitment and follow-up that the community centers have been built at a fast pace."

Improving Special Education in Malaysia/Singapore

Open Minds is a three-year community development program in Malaysia/Singapore targeted at the education of children with special needs conditions such as Down's syndrome, Autistic Spectrum Disorders and Cerebral Palsy. With support from UNICEF, the Ministry of National Unity and Social Development and the Ministries of Education for both Malaysia and Singapore, P&G has contributed nearly $1 million to 35 schools in Malaysia and Singapore. Funds were raised from a percentage of P&G sales during the campaign period. Employees also made personal contributions that were matched dollar for dollar by the Company.

Open Minds has also made the National Curriculum for Special Education a reality and developed six model schools throughout Malaysia. These are key milestones for the special education community.

Open Minds
educating all of our children

Reaching Out to Youth in the Nordic Region

P&G's Nordic organization (Denmark, Finland, Norway, Sweden) supports *Fryshuset* in Sweden, where enthusiasts create an environment that makes young people – regardless of gender or background – strong and confident in themselves. P&G started its partnership with *Fryshuset* in 1996 and supports three social projects:

- BroBryggarna (Bridge Builders) – where adult males help young men grow and mature and provide them with a positive social network.
- Lugna Gatan (Peaceful Street) – has grown from a focus on decreasing violence and vandalism in the Stockholm underground/subway to include a long-term project in schools and suburbs.
- United Sisters – aims to strengthen girls' self-confidence and belief in the future, to guide them forward and help them grow through constructive activities on their own terms.



Nordic United Sisters

Empowering Women in Puerto Rico

In San Juan, Puerto Rico, P&G is partnering with the Puerto Rico Community Foundation to direct resources to organizations specializing in the development of programs for women from low-income communities. Growing numbers of Puerto Rican women are assuming financial responsibility for their households and, at the same time, maintaining their traditional roles as mothers and homemakers.

Named *Fondo Procter & Gamble*, the program's mission is to foster the development of vocational education programs, self-esteem workshops and micro business initiatives that can help women acquire the necessary skills to end the dependency cycle. During the first year of *Fondo P&G*, close to 100 organizations submitted funding proposals, demonstrating the critical need this innovative program is meeting.



Fondo P&G helps women learn the skills to run their own business.

Improving Lives through the United Way

P&G believes the United Way (UW) provides one of the best and most efficient ways to address pressing social service needs of the communities where we operate. Approximately 90% of the money raised by UW goes directly to programs serving the community, and each UW involves local citizens in discussions on how the money can best be used.

P&G's operations in Brazil introduced the United Way concept to the country, providing quality health and human services to citizens. P&G led and managed the foundation of the entity, known as *Associação Caminhando Juntos* in Brazil.

In Canada, the United Way recognized P&G's generosity in 2001 with two Spirit Awards for Corporate and Employee giving. P&G Canada donated over $800,000 (not including employee contributions) to UW, participating in campaigns in every community in which the Company operates. One of those communities is Leeds/Grenville, where P&G volunteers help agencies, parks and schools accomplish various tasks. According to Judi Baril, United Way's executive director, "It certainly has been inspirational for people on my staff to see how important this is to P&G workers."

In the U.S. and Puerto Rico, P&G has provided support for the United Way for the last 50 years. P&G's corporate gifts in those countries totaled $5.1 million during the year. This support was further enhanced by $14 million in donations from U.S. and Puerto Rico employees. P&G provides a gift to approximately 70 United Ways throughout the U.S. and Puerto Rico where the Company operates.

United Way International

Lighting Freedom's Flame in the United States

On June 17, 2002, more than 14,000 people celebrated the groundbreaking of the National Underground Railroad Freedom Center on the banks of the Ohio River. Celebrants watched as a 700-member Freedom Chorus, holding candles, crossed the Ohio River while delivering a concert in celebration of the groundbreaking for the Center. The choir's symbolic journey across the river from Kentucky to Ohio retraced the steps of slaves running for freedom and also symbolized the reconciliation between the North and South.

The concert was the finale of a full day of free public events, which included a family festival, national celebrities and government officials. Two of the featured guests were First Lady Laura Bush and Boxing Great Muhammad Ali.

P&G is proud to be the founding sponsor of the National Underground Railroad Freedom Center, which will be completed in 2004. The Company has committed nearly $5 million to the campaign to build the Center and has played a leadership role in setting its direction, with Company leaders participating in all stages of the planning.

National Underground Railroad FREEDOM CENTER





Making a Difference for the Blind in New York and New Jersey, USA

P&G's Iams brand is a founding sponsor of an organization established to provide guide dogs for the blind and give prison inmates an opportunity to give something back to society while they learn marketable skills. Puppies Behind Bars (PBB) is now working in four state prisons in New York and New Jersey and expects to start in the federal penitentiary system in Winter 2002.

Initial doubts about dogs being raised in prison—fears for the dogs' quality of life and the quality of training they would receive—have been put to rest. The responses of guide-dog users who have received PBB trained dogs have been heartfelt. Willi Richards, a 44-year-old-blind man living in Brooklyn, was reluctant to try using a guide dog again after his first one knocked him to the ground. He had heard about PBB and says, "I felt if the dog was trained in a prison it was going to have gotten more attention and time." He was given a PBB-raised graduate named Victoria, and she has changed his life so much he felt compelled to go to the Bedford Hills prison and thank the inmates who raised her. "They gave me something wonderful."

PBB has another kind of success on their hands – making a profound impact inside the prisons. The inmate puppy-raisers have been extraordinarily responsive; they are loving to the dogs, committed to the long, hard task of training them and proud to be giving something back to society. "Working with the dogs, the inmates are renewing their feelings of compassion and love. Those are very positive things that we want to send people back out to the community with," says Glenn Goord, Commissioner of the New York State Department of Correctional Services.

IAMS

Building Confidence in Georgia, USA

P&G's paper plant in Albany, Georgia, supports the Southwest Georgia Therapeutic Riding Center (SWGTRC) for disabled community citizens. Experiencing therapy by riding and caring for horses in a safe environment improves the lives of challenged individuals resulting from physical, emotional, developmental or traumatic injuries.



P&G has developed close ties to this unique program since its startup, providing funding as well as volunteer support in repairing and building new facilities and grooming the horses and pet therapy animals. In fact, in Summer 2002, Company interns assisted the SWGTRC during the annual summer camp for special needs children. They worked closely with the children, developing a strong bond to the community and, most of all, having fun with the kids.

Helping Others Help Children in Kenya

At the Kenyatta National Hospital (KNH) in Nairobi, Kenya, the staff has a passion for serving families of children with cancer. To help reduce the financial burden on the hospital so they can direct more funding to health care, P&G's operations in East Africa donated a year's supply of Pampers to the children's cancer ward, which caters to children of all ages and acts as the referral center for the entire country.

Improving Lives by Improving Homes in Missouri, USA

Each year, 20-25 P&G coffee plant employees in Kansas City, Missouri, spend an entire Saturday rehabilitating a house in their community. The Company volunteers perform major structural and redecorating work, and the P&G plant contributes to the effort by providing funding for construction materials and food for the workers. In 2001, the plant contributed nearly $1,500, not including the volunteers' time, and helped less fortunate neighbors feel at home again.

Enhancing the Environment in Japan

P&G partners with the Japan National Land Afforestation Promotion Organization to donate a percentage of the Company's sales at partnering retailers to the country's Green Fund. The Green Fund works to preserve natural areas and repopulate the country with trees. P&G has participated in the program each year since 1999 and donated a total of $420,000 to the fund. This support has been used to plant over 25,000 trees throughout Japan.



Improving Education in Mexico

In Mexico, P&G has participated in several projects to improve the country's educational system. To date, P&G has remodeled and equipped 118 public schools with computer labs. Another program, *Seeing Better to Learn Better*, provides eyeglasses to children in need. More than 1,800 children have benefited from this program and are doing better in school thanks to new glasses.

Spreading Hope to Children in Korea

Every spring, P&G Korea coordinates the *Hope for the Flowers* campaign. The campaign, held throughout April and May, is to help children suffering from cancer.

In addition to a gift of over $75,000 in medical support, P&G organizes a blood donation event where employees and consumers donate blood for the children suffering from cancer.

Forty elementary school-aged children also participate in the campaign by baking cookies with their parents. These cookies are delivered to the hospitalized children, along with hopes for their full recovery.



Providing Opportunities for the Disabled in Arizona, USA

P&G's Phoenix plant supports the Arizona Recreation Center for the Handicapped (ARCH). ARCH is the first recreation and sports facility in the entire state dedicated for use by handicapped individuals and organizations dealing with the special needs of the handicapped. It includes a full-size basketball court, comprehensive fitness center, locker rooms, performance stage, training kitchen, staff offices and baseball diamond with dugouts, fences, bleachers and scoreboards.


ARCH

For more information about P&G contributions and community activity, please visit our web site at www.pg.com/community.

P&G

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated January 16, 2003

The proposal requires that certain action be taken with respect to the Foundation for the Advancement of Monetary Education and its study group, the Global Currency Initiative.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission on which Procter & Gamble relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor